SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  ----------

                                SCHEDULE 13D/A
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 6)


           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
         ------------------------------------------------------------
                               (Name of Issuer)


                    NATIONAL TELEPHONE COMPANY OF VENEZUELA
             -----------------------------------------------------
                                    (CANTV)
                                   ---------
                 (Translation of Name of Issuer Into English)


                            Class D Common Shares,
       Nominal Value Bs. 36.90182224915 Per Share (the "Class D Shares")
                 American Depositary Shares, Each Representing
                       Seven Class D Shares (the "ADSs")
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)


                 P3055Q103 (Class D Shares); 204421101 (ADSs)
 ----------------------------------------------------------------------------
                                (CUSIP Number)

      Barry J. Sharp, Senior Vice President and Chief Financial Officer, The AES Corporation 1001 North 19th Street Arlington, Virginia 22209,
                              Tel: (703) 522-1315

                                   Copy to:

                             Michael E. Gizang,
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square,
                            New York, NY 10036,
                            Tel: (212) 735-2704
 ----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                               December 7, 2001
 ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [ ]




-------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)                        13D          PAGE 3
204421101 (ADSs)
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    The AES Corporation
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [  ]
                                                         (b)      [  ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO, AF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                          [  ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER           Class D Shares:   50,255,189
                                                ADSs:   785
               ----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER         Class D Shares:  None
SHARES                                          ADSs:  None
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER      Class D Shares:   50,255,189
REPORTING                                       ADSs:   785
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:   50,255,189
           ADSs:   785
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.6% (the 50,255,189 Class D Shares and 785 ADSs represent approximately 10.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
-------------------------------------------------------------------------------





------------------------------------------ ------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)                         13D          PAGE 5
204421101 (ADSs)
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AES Channon Holdings B.V.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [  ]
                                                         (b)      [  ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO, AF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                          [  ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    The Netherlands
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER           Class D Shares:  50,255,189
                                                ADSs:   785
               ----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER         Class D Shares:  None
SHARES                                          ADSs:  None
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER      Class D Shares:  50,255,189
REPORTING                                       ADSs:   785
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  50,255,189
           ADSs:   785
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.6% (the 50,255,189 Class D Shares and 785 ADSs represent approximately 10.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------




-------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)                        13D          PAGE 7
204421101 (ADSs)
-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Corporacion EDC, C.A.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [  ]
                                                             (b)      [  ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO, WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                          [  ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Venezuela
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER           Class D Shares:  50,255,189
                                                ADSs:   785
               ----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER         Class D Shares:  None
SHARES                                          ADSs:  None
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER      Class D Shares:  50,255,189
REPORTING                                       ADSs:   785
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  50,255,189
           ADSs:  785
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.6% (the 50,255,189 Class D Shares and 785 ADSs represent approximately 10.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)                         13D          PAGE 9
204421101 (ADSs)
-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Inextel, C.A.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [  ]
                                                                (b)      [  ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO, AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                          [  ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Venezuela
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER           Class D Shares:  50,255,189
                                                ADSs:   785
               ----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER         Class D Shares:  None
SHARES                                          ADSs:  None
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER      Class D Shares:  50,255,189
REPORTING                                       ADSs:   785
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  50,255,189
           ADSs:  785
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.6% (the 50,255,189 Class D Shares and 1,000 ADSs represent approximately 10.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO





-------------------------------------------------------------------------------
CUSIP NO.P3055Q103 (Class D Shares)                         13D         PAGE 11
204421101 (ADSs)
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AES Comunicaciones de Venezuela, C.A.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [  ]
                                                         (b)      [  ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                          [  ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Venezuela
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER           Class D Shares:  50,255,189
                                                ADSs:  785
               ----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER         Class D Shares:  None
SHARES                                          ADSs:  None
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER      Class D Shares:  50,255,189
REPORTING                                       ADSs:  785
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                ADSs:  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Class D Shares:  50,255,189
           ADSs:  785
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [  ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.6% (the 50,255,189 Class D Shares and 785 ADSs represent approximately 10.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5.
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------




         This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the statement on Schedule 13D originally filed on July 3, 2001 with the Securities and Exchange Commission (the "SEC") by The AES Corporation ("AES"), AES Channon Holdings B.V., Corporacion EDC, C.A., Inversiones Inextel, C.A., Servicios EDC, C.A. and Inversiones Onapo, C.A., as amended and supplemented prior to the date hereof (the "Schedule 13D").

            Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting
Item 4 in its entirety and replacing it with the following:

         AES intends to review its investment in the Issuer on a continuing basis. In this regard, the Reporting Persons may purchase additional Class D Shares or ADSs, or may sell all or a portion of the Class D Shares or ADSs held by it, in any case in market, in private transactions or otherwise. The Reporting Persons may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such Class D Shares of ADSs. In addition, the Reporting Persons may from time to time approach and engage in discussions with the Issuer, other security holders of the Issuer or third parties with respect to any of the foregoing and the business and business strategies of the Issuer, including such maters as acquisitions, dispositions and other extraordinary transactions, changes in management and dividend policies of the Issuer and the nomination and election of one or more directors of the Issuer. The Reporting Persons' actions with respect to its investment in the Issuer will depend on such factors as the Reporting Persons deem relevant at the time, including among other things, the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own business, general economic conditions, including economic conditions in the Republic of Venezuela, stock market conditions and other future developments.

         The Reporting Persons reserve the right to change their purpose in respect of the Class D Shares and ADSs and take such actions as they deem appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

         Except as indicated above, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto, have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph:

         In connection with the Issuer's share repurchase program to purchase in Venezuela Class D Shares for $4.2857143 per share, and the Issuer's tender offer to purchase in the United States 19,843,658 ADSs for $30.00 per ADS, representing in the aggregate 138,905,606 Class D Shares, AES Comunicaciones de Venezuela validly tendered 64,000,999 Class D Shares and 1,000 ADSs. As a result of such tender and taking into account the final global proration factor of 21.477493762%, the Reporting Persons sold to the Issuer 13,745,810 Class D Shares and 215 ADSs of the Issuer reducing the Reporting Person's interest from 64,001,000 to 50,255,189 Class D Shares and from 1,000 to 785 ADSs.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       The AES Corporation


                                       By:      /s/ Paul Hanrahan
                                        -------------------------------------
                                       Name:    Paul Hanrahan
                                       Title:   Executive Vice President
Date: December 10, 2001





                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       AES Channon Holdings B.V.


                                       By:      /s/ Steven P. Clancy
                                       --------------------------------------
                                       Name:    Steven P. Clancy
                                       Title:   Director
Date:  December 10, 2001





                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       Corporacion EDC, C.A.


                                       By:      /s/ Paul Hanrahan
                                       --------------------------------------
                                       Name:    Paul Hanrahan
                                       Title:   Director
Date:  December 10, 2001



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       Inversiones Inextel, C.A.


                                       By:      /s/ Steven P. Clancy
                                       --------------------------------------
                                       Name:    Steven P. Clancy
                                       Title:   Director
Date:  December 10, 2001




                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                       AES Comunicaciones de Venezuela, C.A


                                       By:      /s/ Paul Hanrahan
                                       --------------------------------------
                                       Name:    Paul Hanrahan
                                       Title:   Director
Date:  December 10, 2001